Exhibit 4.25

ELLOMAY LUZON ENERGY SHARE SALE AGREEMENT

English summary of Hebrew version1

1. Preliminary Note

The agreement (the “SPA”) between Ellomay Clean Energy LP (“Ellomay Energy”) and The Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”) was executed on March 27, 2026.

Each of Ellomay Energy and the Luzon Group holds 50% of the outstanding share capital of Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”). The SPA provides for the sale of the Ellomay Luzon Energy shares held by either party to the other party, depending on the result of a separation process conducted between the parties on March 27, 2026. The separation process was conducted on March 27, 2026, following the Israeli court’s ruling and the appointment of Judge (ret.) Hila Gerstel to act as the ruler regarding the separation process. The separation process resulted in the Luzon Group committing to acquire the Ellomay Luzon Energy shares indirectly held by the Company at a Dorad valuation of NIS 4.4 billion.

2. Main content of the agreement

The SPA provides that the consideration for the Ellomay Luzon Energy shares held by the selling party will be calculated based on 16.875% of the Dorad valuation (EV) determined in the separation process, less 50% of the outstanding principal of the financing obtained by Ellomay Luzon Energy from Bank Mizrahi plus 50% of the balance in Ellomay Luzon Energy’s bank accounts, all as of the closing date.

The SPA provides for the sale of the Ellomay Luzon Energy shares held by the selling party on an AS IS basis and includes limited representations by each party with respect to authority, non-contravention, ownership of the Ellomay Luzon Energy shares, financial ability and expertise and waiver of due diligence.

The SPA provides that the sale will be consummated within two business days of fulfillment of the conditions to closing, and that the deadline for fulfillment of the conditions to closing is seven and a half months from signing of the SPA. The consummation of the sale is subject to receipt of approvals from the Israeli Electricity Authority, the Israeli Competition Authority and Ellomay Luzon Energy’s lenders, all to the extent required.

In connection with the separation process, each party deposited a bank guaranty or cash in the amount of NIS 72 million in escrow. The SPA provides that in the event a party materially breaches its undertakings or prevents the fulfillment of a condition to closing, and the breach is not repaired within a 14 day period, the other party will receive the amount deposited in escrow as liquidated damages and will also be entitled to purchase the Ellomay Luzon Energy shares held by the breaching party based on a Dorad valuation of NIS 3.5 billion. In the event the transaction is not consummated within seven and a half months other than due to a breach by any party, Ellomay Clean Energy LP may acquire the Luzon Group’s holdings in Ellomay Luzon Energy based on a Dorad valuation of NIS 4.4 billion.

On the execution date of the SPA, each party deposited a set of executed documents required to sell or buy (depending on the results of the separation process) the shares of Ellomay Luzon Energy held by the parties in escrow.

[1]	The original language version is on file with the Registrant and is available upon request.